Exhibit(a)(1)(J)

Stock Option Exchange Program Information Session

Agenda Goals of Exchange Program Background Terms of the Exchange Program Examples Logistics and Schedule Questions and Answers

Goals of the Exchange Program Provide an opportunity for associates to return "underwater" stock options in exchange for cash or restricted stock, creating an economic incentive. Reinforce original goals behind stock options: Reward individual performance Encourage continued achievement Retain valued employees Strengthen the alignment of interests between our associates and shareholders Achieve the above goals, while considering the impact on earnings per share, and without increasing overall dilution to shareholders.

Stock Option Basics stock option - the right to purchase company shares at a specified price during a specified period of time option price - the stated price to be paid by an individual to purchase shares covered by the stock option (typically equal to value of stock on grant date) exercise - the actual purchase of the stock under the terms of the stock option grant vesting period - the period when the stock option (or other award) becomes exercisable or non-forfeitable outstanding stock option - an option that has not yet been exercised (includes both vested and unvested options)

Restricted Stock Basics restricted stock - stock is given to an individual, who is restricted from selling or transferring it for a specified time period (a vesting period) Upon lapse of the vesting period, the individual takes full possession of the stock; no purchase is required. Like with stock options, shares of restricted stock would be forfeited by an individual who leaves the company prior to the completion of the vesting period. Unlike with stock options, with restricted stock, the individual actually takes ownership of the shares upon vesting.

a culture of achievement

Historical Events Affecting CheckFree Stock Price

- During the "internet bubble" period, many companies stock, including CheckFree, carried a high market price relative to historical values.
- In November of 1999 CheckFree announced the TransPoint and BlueGill deals. The BlueGill deal was closed in April 2000 and TransPoint in September 2000.
- CheckFree consummated the Bank of America alliance in October 2000.

CheckFree Peak Performance
celebrating individual performance

Period of Highly-priced Stock Options From April 1999 through February 2001, CheckFree's stock price varied significantly, from $23.13 to $125.63. During this timeframe, options were awarded with prices ranging from $24.97 to $104.50. We currently have approximately 1.5 million options outstanding from this period with option prices ranging from $44.44 to $104.50. With a current stock price of about $25, these options are significantly "out of the money."

Who is eligible for the Stock Option Exchange Program? All employees who have outstanding options with a price of $44 or higher, are eligible to participate, if the criteria below are also met. Must be employed by CheckFree during the entire offering period: June 17 - July 17, 2003. Employees on leave of absence are eligible. Any employee, who receives a notice of termination prior to July 17, 2003, will not be eligible. Members of the Board of Directors, including the Chief Executive Officer and Vice Chairman, are not eligible.

Consideration for Returned Stock Options Total consideration for returned stock options will first be calculated in terms of a dollar value: Total Consideration = number of eligible outstanding options * $6.25 The $3,125 threshold determines whether cash or restricted stock will be awarded. If total consideration is <=$3,125, you will receive the amount in cash (less applicable tax withholdings), to be paid in August 2003. If total consideration is > $3,125, you will be awarded shares of restricted stock.

Restricted Stock to be Awarded The number of shares of restricted stock to be awarded depends on the closing CheckFree stock price on the grant date, July 17, 2003: Shares of Restricted Stock Awarded = Total Consideration ? Closing Stock Price on 7/17

Vesting Schedule for Restricted Stock Shares of restricted stock awarded on July 17, 2003, will become vested on the following dates: 33 1/3% on July 17, 2004 33 1/3% on July 17, 2005 33 1/3% on July 17, 2006

Example 1: Cash Award An associate has the following eligible stock options: Grant Date Options Granted Option Price Options Outstanding Options Vested 5/7/1999 400 $44.44 200 400 1/1/2000 100 $104.50 100 100 Totals 500 300 500

Example 1: Cash Award Total Consideration = 300 shares * $6.25 = $1,875. Because $1,875 is less than $3,125, the associate will receive $1,875 in cash. The payment will be provided through a separate payroll check on or before August 31, 2003. Direct deposit will apply if established. Applicable tax and benefit withholdings will be withheld from the cash payment.

Example 2: Restricted Stock Award An associate has the following eligible stock options: Grant Date Options Granted Option Price Options Outstanding Options Vested 11/15/1999 5,000 $51.94 4,000 3,000 1/1/2000 1,000 $104.50 1,000 1,000 Totals 6,000 5,000 4,000

Example 2: Restricted Stock Award Total Consideration = 5,000 shares * $6.25 = $31,250. Because the consideration is greater than $3,125, restricted stock will be awarded. Assume the closing price of CheckFree stock on July 17th, 2003, is $25. Shares of restricted stock awarded = $31,250 ? $25 = 1,250 shares.

Example 2: Restricted Stock Award These 1,250 shares of restricted stock will become vested on the following dates: 416 shares on July 17, 2004 416 shares on July 17, 2005 417 shares on July 17, 2006 Stock certificates will be issued upon each vesting date.

Example 2: Restricted Stock Award When the restricted stock vests, the associate will recognize ordinary income (taxable that year) in the amount equal to the fair market value of the stock on the vesting date. Before issuing the stock certificate, CheckFree will withhold a number of shares of stock equal in value to the associate's tax withholding obligation, and will pay this amount to the IRS on the associate's behalf. Upon sale of the stock, the associate will recognize a capital gain or loss based upon the difference between the sales proceeds received for the shares and the tax basis in the shares. Refer to Section 12 of the Information Statement for more information on tax consequences. *This slide applies to US associates only.

Example 2: Restricted Stock Award Restricted stock awarded will be subject to forfeiture if the associate's employment with CheckFree Corporation terminates for any reason prior to the vesting date.

Example 3: Value Comparison of Options and Restricted Stock Assumptions: 1000 Options eligible for exchange $44 Option price of eligible options $25 Stock price on 7/17/03 250 Number of restricted stock shares to be awarded if participating in the offer: (1000 / $25 = 250)

Election Packet Distributed on June 17th Information Statement - Please review carefully Three forms are enclosed: Election Form Notice of Change in Election from Accept to Reject Notice of Change in Election from Reject to Accept

Logistics and Schedule Forms must be returned via fax or in person. Fax the election forms to Tracy Cui at (678) 375- 2301. Your fax confirmation will serve as confirmation that your form has been received. Forms may be hand-delivered to Tracy Cui in the Human Resources department in Norcross, first floor of Building 4 between the hours of 8:00 am and 6:00 pm. A dated receipt will be provided as a confirmation for hand-delivered forms.

Contact information for questions Please direct any questions related to the Stock Option Exchange Program to the dedicated mailbox: exchangeoffer@checkfree.com. You may also contact Tracy Cui at (678)375-3301.

Questions and Answers... ?